[Imagenetix Letterhead]

March 30, 2011

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Imagenetix, Inc.
Form 10-K for the year ended March 31, 2010
Form 10-Q for the quarter ended September 30, 2010

File Number: 033-24138-D

Dear Mr. Rosenberg:

We are responding to your comment letter of March 16, 2011 regarding the referenced filings.  In order to expedite your review, we are providing the following additional disclosure keyed to your comment as follows:

Form l0-K for the Fiscal Year Ended March 31. 2010

 Item 9A(T). Controls and Procedures, page21

1. We acknowledge your proposed disclosure in response to our comment two and have the following  additional comments:

“Please revise your proposed disclosure to be included in an amendment of your filing to reinstate your disclosure regarding your identified deficiencies in the lack of the segregation of duties. In your disclosure, please clarify why these deficiencies do not constitute a material weakness and separately reference for us the authoritative literature you are relying upon to support your position. In your response, please explain why there is apparently no reasonable possibility that a material misstatement of your financial statements will not be prevented or detected on a timely basis as required by paragraph A 7 of Auditing Standard No.5.

• Please revise your proposed DCP disclosure to briefly describe DCP.

• Please revise your proposed ICFR disclosure to briefly describe lCFR.

After further review of our disclosure related to Item 9A(T) contained in our Form 10-K for the year ended March 31, 2010, and realizing that the disclosure discussion was not applicable since we found no material weakness, we  provide the following amending language that we propose

Securities and Exchange Commission
March 30, 2011

to use in future filings, unless material weaknesses are discovered,  of our Form 10-K related to disclosures regarding DCP and ICFR.  We respectfully request no amendments to our filed Form 10-K.

ITEM 9A(T).  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures:

Our chief executive officer and our chief financial officer  conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on their evaluation, they concluded that our disclosure controls and procedures were effective as of March 31, 2010, the end of the period covered by this annual report.

Management’s Report on Internal Control over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act, as amended, as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

*	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
*
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors;

*	and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal

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March 30, 2011

control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. In order to evaluate the effectiveness of our internal control over financial reporting as of March 31, 2010, as required by Sections 404 of the Sarbanes-Oxley Act of 2002, our management commenced an assessment, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “ COSO Framework “). A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In assessing the effectiveness of our internal control over financial reporting, our management, including the chief executive officer and chief financial officer, identified the following deficiency, which was not deemed to be a material weakness:

(1)
Deficiency in Segregation of Duties. The Chief Executive Officer and the Chief Financial Officer are actively involved in the preparation of the financial statements, and therefore cannot provide an independent review and quality assurance function within the accounting and financial reporting group. The limited number of qualified accounting personnel discussed above results in an inability to have independent review and approval of financial accounting entries. Furthermore, management and financial accounting personnel have wide-spread access to create and post entries in the Company’s financial accounting system. The Company has expanded the review process to include more periodic evaluations by the Chief Executive and Chief Financial Officers to assure that there is no reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our internal controls were not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only managements report in this annual report.

Securities and Exchange Commission
March 30, 2011

Changes in Internal Control over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Director Compensation, page 27

2. We note your response to our prior comment four. We also note that for the last fiscal year your directors also received options with a value of$950. Your proposed disclosure does not address how the grant of options fits within the structure of your annual director compensation.   Please provide additional proposed disclosure that addresses the grant of options.

We provide the following proposed draft disclosure for inclusion in future filings:

DIRECTOR COMPENSATION

Commencing in 2005, the Company's outside non-employee directors began receiving cash compensation, paid quarterly, for service as board members and additional cash compensation for committee chair services, as further detailed below.  Directors are reimbursed for all expenses incurred by them in attending board meetings.  Non-employee directors also receive stock options for their service as board members, with option grants awarded periodically, but not annually, as determined by the board of directors.   Employee directors receive compensation as employees and not for service as directors.

The following information outlines the compensation paid to our non-employee directors, including annual base retainer fees and option awards for the fiscal year ended March 31, 2010:

Name	Fees	Option	Total
	Earned	Awards	($)
	or	($)
	Paid In
	Cash
	($)
[a]	[b]	(d)	[h]
Jeffrey McGonegal	$10,000	$950	$10,950
Barry King	$4,800	$950	$5,750
Robert Burg	$7,500	$950	$8,450

Securities and Exchange Commission
March 30, 2011

We provide cash compensation for our outside directors as follows:

Board representation= $4,800 per year
Audit committee chair (Mr. McGonegal)= additional $5,200 per year
Compensation committee chair (Mr. Burg)= additional $2,700 per year

Option Grants.  All of our directors are eligible for grants of stock options under our 2000 Plan.  In June 2009, and pursuant to the 2000 Plan, we granted to Mssrs. McGonegal, King and Burg five year options to purchase 5,000 shares of our common stock at $0.31 per share as disclosed in the “Director Compensation” schedule above.

We estimate the fair value of the options issued to our officers and directors at the issuance date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for those options issued during the year ended March 31, 2010: dividend yield of zero percent; expected volatility of 73% to 78%, risk-free interest rates of 2.19% to 2.95%; and expected life of 5 years.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 20

3. Once we have reviewed your draft disclosure in response to comment one above, and assuming you can reasonably substantiate that the identified deficiencies in ICFR are not material weaknesses, please amend your Forms. 10-Q for the quarters ended June 30, 2010 and September 30,2010 to include your proposed revised disclosure in response  to our prior comment five.

We note your above comment.  Since the deficiencies described in our March 31, 2010 Form 10-K were deemed to be not a material weakness and since no material weaknesses have been subsequently identified, we again respectfully request no amendments to our filed 10-Qs.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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March 30, 2011

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to address any additional comments or concerns the staff may have concerning our filings.

Sincerely,

/S/ LOWELL W. GIFFHORN

Lowell W. Giffhorn
Chief Financial Officer